URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728
September 24, 2007
VIA EDGAR CORRESPONDENCE
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	URS Corporation Amendment No. 1 to the Registration Statement on Form S-4, as filed on September 24, 2007 (File No. 333-146136)
Dear Ms. Long:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, URS Corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 5:00 p.m. eastern time on September 24, 2007. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Steven B. Stokdyk, by facsimile at (213) 891-2763. Mr. Stokdyk’s direct line is (213) 891-7421.
     The Registrant acknowledges the following:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in this matter.

Sincerely yours, URS Corporation
By:	/s/ Charles Szurgot
Name:	Charles Szurgot
Title:	Securities and Corporate Counsel